Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of CSI Compressco LP for the registration of common units representing limited partner interests, and to the incorporation by reference therein of our reports dated March 7, 2016, with respect to the consolidated financial statements of CSI Compressco LP, and the effectiveness of internal control over financial reporting of CSI Compressco LP, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, as amended in Amendment No. 1 (Form 10-K/A), each filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

November 4, 2016